UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-41954

BBB Foods Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Presidente Masaryk 8

Polanco V Sección, Miguel Hidalgo

Mexico City, Mexico 11560

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F☐

1Q26

EARNINGS RELEASE

Earnings Release 1Q26

2

Earnings Release 1Q26

Mexico City, May 6th, 2026 – BBB Foods Inc. (“Tiendas 3B” or the “Company”) (NYSE: TBBB), a leading grocery hard discounter in Mexico, announced today its consolidated results for the first quarter of 2026 (“1Q26”) ended March 31, 2026. The figures presented in this release are expressed in nominal Mexican Pesos (Ps.) and are prepared in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise stated.

highlights

FIRST qUARTER 2026

•
Opened 123 net new stores during the quarter, reaching 3,469 stores as of March 31, 2026.
•
Ps. 22,860 million total revenue for 1Q26.
o
33.4% revenue growth compared to 1Q25.
o
Same Store Sales grew 16.0% compared to 1Q25.
•
EBITDA was Ps. 554 million in 1Q26, compared to Ps. 705 million in 1Q25.
o
Excluding non-cash share-based payment expense of Ps. 722 million, EBITDA reached Ps. 1,276 million, an increase of 38.9% compared to 1Q25. Please refer to the Additional Disclosures section for further details.

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Earnings Release 1Q26

Message from the CHAIRMAN AND CEO

Dear Investors,

We delivered a strong start to 2026. In the first quarter, we opened 123 net new stores, bringing our total store base to 3,469 units. Despite a soft consumer environment in Mexico, we achieved same-store sales (SSS) growth of 16.0% in 1Q26, underscoring the strength of our value proposition and increasing customer loyalty.

We remain among the fastest-growing retailers globally. Total revenue for 1Q26 reached Ps. 22,860 million, an increase of 33.4% versus 1Q25, driven by robust SSS growth and the continued expansion of our store network.

EBITDA, excluding the impact of the non-cash share-based payment, was Ps. 1,276 million, up 38.9% year-over-year. Reported EBITDA was Ps. 554 million and includes the effect of this non-cash share-based payment.

While EBITDA margin is an important indicator that we expect will continue to improve over time, we do not manage the business to meet a specific quarterly margin target. Instead, we focus on execution: opening successful stores, continuously enhancing value for our customers, and improving operational efficiency. This we believe creates long-term shareholder value and sustains our competitive advantages.

We maintain a focus on cash generation. Our business generates cash both from operations and from structurally negative working capital, driven by strong sales growth, healthy margins, stable payables, and rapid inventory turnover.

Our business model continues to be robust, resilient, and highly scalable. As we grow, we remain committed to getting the fundamentals right: delivering outstanding value to customers, maintaining disciplined execution, and driving ongoing productivity and efficiency gains.

We are encouraged by our momentum heading into the rest of the year and remain confident in our ability to continue delivering long-term value for our customers, employees, and shareholders.

Thank you for your continued trust and support.

K. Anthony Hatoum, Chairman and Chief Executive Officer

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Earnings Release 1Q26

FINANCIAL Results

1Q26 Consolidated Results

(In Ps. Million, except percentages)

	1Q26	As % of Revenue	1Q25	As % of Revenue	Growth (%)	Margin Variation (Bps)
Total Revenue	Ps. 22,860	100.0%	Ps. 17,132	100.0%	33.4%	n.m.
Gross Profit	Ps. 3,704	16.2%	Ps. 2,744	16.0%	35.0%	19 bps
Sales Expenses	(Ps. 2,364)	10.3%	(Ps. 1,763)	10.3%	34.1%	5 bps
Administrative Expenses	(Ps. 1,379)	6.0%	(Ps. 706)	4.1%	95.5%	191 bps
Other Income – Net	Ps. 21	0.1%	Ps. 23	0.1%	(6.9%)	(4 bps)
EBITDA	Ps. 554	2.4%	Ps. 705	4.1%	(21.4%)	(169 bps)
Share-based payment expense	Ps. 722	3.2%	Ps. 213	1.2%	n.m.	n.m.
EBITDA ex. SBP	Ps. 1,276	5.6%	Ps. 918	5.4%	38.9%	22 bps

Please see the explanation at the end of this release on how EBITDA, a non-IFRS financial measure, is calculated, and for other relevant definitions.

TOTAL Revenue

Total revenue for 1Q26 was Ps. 22,860 million, up 33.4% year-over-year. Most of this growth was driven by sales from stores that have been operating for more than one year, and, to a lesser extent, the incremental sales from 580 net new stores opened in the past twelve months.

GROSS PROFIT and gross profit margin

Gross profit for 1Q26 was Ps. 3,704 million, an increase of 35.0% compared to 1Q25. This increase reflected sales growth and a 19-bps expansion in gross margin. A better commercial margin offset increased logistic costs year-over-year associated with the opening of four distribution centers in the second half of 2025.

Expenses

Sales expenses primarily reflect the cost of operating our stores, including wages and energy. In 1Q26, sales expenses reached Ps. 2,364 million, a 34.1% increase compared to 1Q25. This growth was mainly driven by an increase in store opening and the associated increase in depreciation and amortization expenses, while most other expenses (including labor) grew at a slower pace than revenue. As a percentage of total revenue, sales expenses stood at 10.3% in 1Q26, an expansion of 5 bps year-over-year.

5

Earnings Release 1Q26

Administrative expenses refer to expenses not directly related to operating our stores, such as headquarters, regional office expenses, and share-based compensation. For 1Q26, administrative expenses totaled Ps. 1,379 million, a 95.5% increase compared to 1Q25. This increase reflected (i) higher non-cash share-based payment expense, including the recognition of the Liquidity Event Plan (LEP) disclosed in February 2024 and granted by the Board of Directors in June 2025, subject to a quarterly vesting schedule (see Appendix 2 of this Earnings Release for additional details); (ii) increased staffing expenses for the new regional operations; and (iii) continued investments in human capital. As a percentage of revenue, administrative expenses increased from 4.1% in 1Q25 to 6.0% in 1Q26. The non-cash share-based compensation is reflected in our fully diluted share count.

Excluding non-cash share-based payment expense, administrative expenses for 1Q26 amounted to Ps. 658 million, an increase of 33.6% compared to 1Q25. As a percentage of revenue, administrative expenses excluding non-cash share-based payment expense stood at 2.9% in 1Q26, unchanged from 1Q25.

Please refer to Appendix 2 of this Earnings Release for an updated table summarizing the share-based payment expense plans and related expenses.

Other income - net, which includes, among other items, revenues from non-operative activities such as asset disposals, cost reimbursements, and insurance proceeds, amounted to a net income of Ps. 21 million in 1Q26, compared to a net income of Ps. 23 million in 1Q25. As a percentage of revenue, other income– net decreased by 4 bps year-over-year.

EBITDA and EBITDA Margin

For 1Q26, EBITDA was Ps. 554 million, compared to Ps. 705 million in 1Q25. As previously described, our EBITDA was impacted by the increase in non-cash share-based payment expense.

Excluding non-cash share-based payment expense, EBITDA was Ps. 1,276 million, an increase of 38.9% compared to 1Q25. The EBITDA margin for 1Q26, adjusted to exclude the non-cash share-based compensation, increased by 22 bps to 5.6%.

Please see the last section of this release on how we calculate EBITDA and EBITDA Margin, which are non-IFRS financial measures.

6

Earnings Release 1Q26

Additional Disclosures

To allow investors to better assess our performance, the Company is providing the following supplementary information:

•
Share-based payment expense (non-cash): Non-cash share-based payment expense totaled Ps. 722 million in 1Q26, compared to Ps. 213 million recorded in 1Q25.

For additional details, please refer to Appendix 2 of this Earnings Release.

•
Building lease payments: The Company leases all except one of its stores and all of its distribution centers. In accordance with IFRS 16, the Company’s lease expenses are capitalized, and are not considered operating expenses. Tiendas 3B’s capitalized lease payments for buildings were Ps. 534 million in 1Q26, compared to Ps. 397 million in 1Q25.

FINANCIAL COSTS and NET loss/INCOME

Financial income totaled Ps. 36 million in 1Q26, down from Ps. 38 million in 1Q25. The decrease was primarily driven by lower interest rates and the negative impact from the stronger MXN versus the USD.

Financial costs were Ps. 457 million for 1Q26, a 43.6% increase compared to 1Q25. This increase was primarily driven by higher interest expense on lease liabilities, reflecting the continued expansion of our stores, distribution center network and equipment.

The Company recorded a foreign exchange gain of Ps. 16 million in 1Q26, driven by the appreciation of the U.S. dollar against the Mexican peso, which positively impacted in Mexican Peso terms the Company’s U.S. dollar-denominated cash position still held from the IPO.

Income tax expense reached Ps. 135 million in 1Q26 compared to Ps. 113 million in 1Q25.

As a result, our net loss for 1Q26 was Ps. 558 million, compared to a net loss of Ps. 87 million for 1Q25.

balance sheet and liquidity

As of March 31, 2026, the Company reported local currency cash and cash equivalents of Ps. 1,344 million. In addition, as of March 31, 2026, the Company held $151 million in U.S. dollar-denominated short-term bank deposits. The Company applied an exchange rate of Ps. 18.07 to one U.S. dollar as of March 31, 2026.

7

Earnings Release 1Q26

cASH fLOW sTATEMENT

(In Ps. Million, except percentages)

	1Q26	1Q25	Growth (%)
Net cash flows provided by operating activities	Ps. 1,961	Ps. 1,195	64.1%
Net cash flows used in investing activities	Ps. (683)	(Ps. 510)	33.8%
Net cash flows used in financing activities	Ps. (1,362)	Ps. (566)	140.9%
Net (decrease) increase in cash and cash equivalents	Ps. (85)	Ps. 119	n.m.

Our business model continues to generate strong operating cash flow from our negative working capital cycle due to our growing sales and high inventory turnover relative to payment terms. This robust cash flow has enabled us to fund our growth initiatives, including the expansion of new stores and distribution centers internally.

The information provided below summarizes cash flow changes in 1Q26:

Net cash flows provided by operating activities increased to Ps. 1,961 million for 1Q26 from Ps. 1,195 million for 1Q25. Our net working capital continues to be driven by a favorable ratio of Inventory Days to Payable Days.

Net cash flows used in investing activities totaled Ps. 683 million for 1Q26, compared to Ps. 510 million in 1Q25.

Net cash flows used in financing activities were Ps. 1,362 million for 1Q26, compared to the cash flows used in 1Q25 of Ps. 566 million.

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Earnings Release 1Q26

key operating metric

	1Q26	1Q25	Variation (%)
Number of Stores Opened	123	117	5.1%
Number of Distribution Centers	20	16	25.0%
Same Store Sales Growth (%)	16.0%	13.5%	n.m.

In 1Q26, we opened 123 net new stores compared to the 117 net new stores opened in 1Q25. In the last twelve months, the Company opened net new 580 stores, compared to 507 stores in the twelve months ending 1Q25.

Same Store Sales grew by 16.0% for 1Q26, compared to 13.5% for 1Q25.

OTHER RECENT DEVELOPMENTS

Shareholders Meeting and Board Elections: On April 29, 2026, we held our Annual General Meeting of Shareholders, where K. Anthony Hatoum and Juan Pablo Cappello were re-elected as Class II directors of the Company. Our shareholders also elected Halil Erdogmus as a Class II director of the Company for the first time, in place of Alexis Meffre, who elected not to stand for re-election. We are thankful to Mr. Meffre for his service on our board during a transformational time for our Company.

Proceedings Against Payment Terminal Provider: As disclosed in our 4Q25 results, we recognized a one-time write-off of an account receivable relating to the termination of our payment terminal provider. We continue to pursue legal proceedings against the provider. These proceedings are subject to the general risks of litigation described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 2, 2026, including, among others, costs, counter legal actions, diversion of management time, adverse publicity or damage to our reputation and brand image, even if such actions are unfounded. Legal proceedings in Mexican courts may be protracted and success on the merits is not assured.

9

Earnings Release 1Q26

Non-IFRS Measures and Other Calculations

For the convenience of investors, this release presents certain non-IFRS financial measures, which are not calculated in accordance with IFRS (“non-IFRS financial measures”). A non-IFRS financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so excluded or included in the most comparable IFRS financial measure. Non-IFRS financial measures do not have standardized meanings and may not be directly comparable to similarly titled measures reported by other companies. These non-IFRS financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. The non-IFRS financial measures presented herein have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS. Additionally, our calculations of non-IFRS financial measures may be different from the calculations used by other companies, including our competitors, and therefore, our non-IFRS financial measures may not be comparable to those of other companies.

We calculate “EBITDA”, a non-IFRS measure, as net profit (loss) for the period, plus income tax expense, financial costs, net, and total depreciation and amortization.

We calculate “EBITDA Margin”, a non-IFRS measure, for a period by dividing EBITDA for the corresponding period by total revenue for such period.

Same Store Sales: We measure “Same Store Sales” using revenue from sales of merchandise at stores that were operational for at least the full preceding 12 months for the periods under consideration. Stores that were temporarily closed (for one month or more) or permanently closed during the relevant measurement periods are excluded from this metric. Same Store Sales growth is calculated by comparing the Same Store Sales of stores that were opened and remained open throughout the relevant measurement period.

Lease Payments: Consistent with lease accounting required under IFRS 16, total depreciation and amortization includes the depreciation expense of right-of-use-asset corresponding to long-term leases, which is a non-cash expense. Such amounts, together with the interest expense on lease liabilities, is a proxy for but not equal to the Company’s actual cash expenditure incurred in connection with its leased properties.

Inventory Days: We calculate “Inventory Days” to be the average of beginning and end of period inventory balance, divided by cost of sales for the period and multiplied by the number of days during the period. Inventory Days measures the average number of days we keep inventory on hand before selling the product. This operating metric allows us to track our inventory management policies and observe how quickly we are able to rotate inventory, which is key to our cash conversion cycle.

Payable Days: We calculate “Payable Days” to be the sum of the average of beginning and end of period balance of suppliers and of accounts payable and accrued expenses, divided by cost of sales for the period

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Earnings Release 1Q26

and multiplied by the number of days during the period. Payable Days measures the average number of days that it takes us to pay suppliers after receiving goods or services. This metric allows us to track the terms of payment policies with suppliers and our ability to finance our operations through agreements with our suppliers.

11

Earnings Release 1Q26

conference call details

Tiendas 3B will host a call to discuss the first quarter 2026 results on May 7th, 2026, at 12:00 p.m. Eastern Time (10:00 a.m. Mexico City time). A webinar of the call will be accessible at:

https://zoom.us/webinar/register/WN_gw598N0ZSMeMhTncXb-3LA

To join via telephone, please dial one of the domestic or international numbers listed below:

Mexico	United States
+52 558 659 6002	+1 312 626 6799 (Chicago)
+52 554 161 4288	+1 346 248 7799 (Houston)
+52 554 169 6926	+1 646 558 8656 (New York)

Other international numbers available: https://us02web.zoom.us/u/knEOJCJkC

The webinar ID is 962 4278 7223

An audio replay from the conference call will be available on the Tiendas 3B website https://www.investorstiendas3b.com after the call.

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Earnings Release 1Q26

forward-looking statements

This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Please refer to our annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities Exchange Commission (the “SEC”), as well as any subsequent filings made by us with the SEC, each of which is available on the SEC’s website (www.sec.gov), for a more extensive discussion of the risks and other factors that may impact any forward-looking statements in this release. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this release.

About TIENDAS 3B

BBB Foods Inc. (“Tiendas 3B”), a proudly Mexican company, is a pioneer and leader of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by its sales and store growth rates. The 3B name, which references "Bueno, Bonito y Barato" - a Mexican saying which translates to "Good, Nice and Affordable" - summarizes Tiendas 3B’s mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. By delivering value to the Mexican consumer, we believe we contribute to the economic well-being of Mexican families. In a landmark achievement, Tiendas 3B was listed on the New York Stock Exchange in February 2024 under the ticker symbol “TBBB”.

For more information, please visit: https://www.investorstiendas3b.com/

Investor Relations Contact

ir@tiendas3b.com

13

Earnings Release 1Q26

Financial Statements

Consolidated Income Statement

(Unaudited)

For the three months ended March 31, 2026, and March 31, 2025

(In thousands of Mexican pesos)

	For the Three Months Ended March 31
	2026	2025	% Change

Revenue from Sales of Merchandise	Ps. 22,828,010	Ps. 17,105,497	33.5%
Sales of Recyclables	32,336	26,291	23.0%
Total Revenue	22,860,346	17,131,788	33.4%
Cost of sales	(19,156,344)	(14,388,253)
Gross Profit	Ps. 3,704,002	Ps. 2,743,535	35.0%
Gross Profit Margin	16.2%	16.0%
Sales Expenses	(2,364,285)	(1,763,113)	34.1%
Administrative Expenses	(1,379,176)	(705,586)	95.5%
Other Income - Net	21,029	22,579	(6.9%)
Operating (Loss) Profit	(Ps. 18,430)	Ps. 297,415	(106.2%)
Operating (Loss) Profit Margin	(0.1%)	1.7%
Financial Income	36,084	37,779	(4.5%)
Financial Costs	(457,303)	(318,467)	43.6%
Exchange Rate Fluctuation	16,356	8,815	85.5%
Financial Costs - Net	(404,863)	(271,873)	48.9%
(Loss) Profit Before Income Tax	(Ps. 423,293)	Ps. 25,542	n.a.
Income Tax Expense	(134,966)	(112,521)	19.9%
Net Loss for the Period	(Ps. 558,259)	(Ps. 86,979)	541.8%
Net Loss Margin	(2.4%)	(0.5%)

Weighted average common shares outstanding:	117,239,083	113,844,994
Basic (losses) earnings per common share	(Ps. 4.76)	(Ps. 0.76)

EBITDA Reconciliation

Net Loss for the Period	(Ps.558,259)	(Ps.86,979)	541.8%
Net Loss Margin	(2.4%)	(0.5%)
Income Tax Expense	(134,966)	(112,521)	19.9%
Financial Costs - Net	(404,863)	(271,873)	48.9%
D&A	572,629	407,695	40.5%
EBITDA	Ps. 554,199	Ps. 705,110	(21.4%)
EBITDA Margin	2.4%	4.1%

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Earnings Release 1Q26

Consolidated Balance Sheet

(Unaudited)

As of March 31, 2026, and December 31, 2025

(In thousands of Mexican pesos)

	As of March 31,	As of December 31,
	2026	2025
Current Assets:
Cash and cash equivalents	Ps. 1,343,519	Ps. 1,427,248
Short-term bank deposits	2,728,532	2,711,422
Sundry debtors	210,880	125,033
VAT and other taxes receivable	1,167,280	1,172,101
Advanced payments	129,211	72,927
Inventories	4,120,346	4,217,417
Total Current Assets	Ps. 9,699,768	Ps. 9,726,148
Non-Current Assets:
Guarantee deposits	159,231	109,096
VAT receivable	312,477	333,607
Property, furniture, equipment, and lease-hold improvements - Net	9,949,559	9,348,874
Right-of-use assets - Net	11,364,858	10,305,131
Intangible assets - Net	33,532	27,819
Deferred income tax	745,758	675,504
Total Non-Current Assets	Ps. 22,565,415	Ps. 20,800,031
Total Assets	Ps. 32,265,183	Ps. 30,526,179

Current Liabilities:
Suppliers	12,078,709	11,428,037
Accounts payable and accrued expenses	709,600	536,792
Income tax payable	54,523	41,624
Bonus payable to related parties	131,778	102,988
Short-term debt	1,496,672	2,107,044
Lease liabilities	1,252,739	1,118,382
Employees’ statutory profit sharing payable	341,046	267,423
Total Current Liabilities	Ps. 16,065,067	Ps. 15,602,290
Non-Current Liabilities:
Long-term debt	207,706	141,907
Lease liabilities	11,637,319	10,612,062
Employee benefits	66,412	44,487
Total Non-Current Liabilities	Ps. 11,911,437	Ps. 10,798,456
Total Liabilities	Ps. 27,976,504	Ps. 26,400,746

Stockholders' Equity:
Capital stock	9,927,136	9,325,356
Reserve for share-based payments	3,382,782	3,263,057
Cumulative losses	(9,021,239)	(8,462,980)
Total Stockholders’ Equity	Ps. 4,288,679	Ps. 4,125,433
Total Liabilities and Stockholders’ Equity	Ps. 32,265,183	Ps. 30,526,179

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Earnings Release 1Q26

Cash Flow Statement

(Unaudited)

For the three months ended March 31, 2026, and March 31, 2025

(In thousands of Mexican pesos)

	For the Three Months Ended March 31,
	2026	2025

(Loss) profit before income tax	(Ps. 423,293)	Ps. 25,542
Adjustments for:
Depreciation of property, furniture, equipment, and lease-hold improvements	259,948	186,221
Depreciation of right-of-use assets	311,297	220,927
Amortization of intangible assets	1,384	547
Employee benefits	3,923	2,983
Interest expense on lease liabilities	427,632	305,439
Interest on debt and bonus payable and amortization of issuance costs	9,325	7,823
Other financial income	(36,084)	(37,779)
Interests and commissions from credit lines	19,371	5,204
Exchange rate fluctuation	(16,356)	(8,815)
Share-based payments expense	721,505	213,290

Decrease in inventories	97,072	91,466
Increase in other current assets and guarantee deposits	(166,311)	(212,450)
Increase in suppliers	650,672	447,015
Increase in other current liabilities	246,110	89,451
Increase in employees’ benefits	18,000	-
Increase on bonus payable to related parties	28,789	14,543
Income taxes paid	(192,320)	(156,559)
Net cash flows provided by operating activities	Ps. 1,960,664	Ps. 1,194,848

Purchase of property, furniture, equipment, and lease-hold improvements	(706,574)	(541,253)
Sale of property and equipment	78	170
Additions to intangible assets	(7,097)	(7,252)
Short-term bank deposits	-	1,962
Interest earned on short-term investments and other	30,389	35,944
Net cash flows used in investing activities	(Ps.683,204)	(Ps.510,429)

Payments made on supplier finance arrangements - Net of commissions received	(1,840,526)	(1,123,999)
Finance obtained through supplier finance arrangements	1,994,475	1,184,630
Proceeds from Santander and HSBC credit lines, net	(798,070)	(120,955)
Payment of debt	(50,593)	(42,601)
Interest payment on debt	(28,696)	(13,028)
Principal payments on lease liabilities	(211,410)	(144,122)
Interest payment on leases	(427,632)	(305,439)
Net cash flows used in financing activities	(Ps.1,362,452)	(Ps.565,514)

Net (decrease) increase in cash and cash equivalents	(84,992)	118,905
Effect of foreign exchange movements on cash balances	1,263	1,234
Cash and cash equivalents at beginning of period	1,427,248	1,447,166
Cash and cash equivalents at end of period	Ps. 1,343,519	Ps. 1,567,305

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Earnings Release 1Q26

Appendix 1: Fully Diluted Shares Illustrative Calculation

To further improve investor’s understanding of our capital structure, we are providing below an illustrative calculation of our fully diluted share count as of March 31, 2026, inclusive of Class A common shares and Class C common shares subject to vested and unvested stock options, restricted stock units, and Class C common shares under the Liquidity Event Plan and the Bolton Partners Share Allocation. We calculate our fully diluted common shares outstanding by assuming the “net settlement” of all our outstanding options at their weighted average strike price.

The illustrative example below assumes:

•
Price per Class A common share: US$35.00
•
Weighted average exercise price of US$5.74 per Class C common share subject to options granted under our Legacy Plan
•
Weighted average exercise price of $32.90 per Class A common share subject to options granted under our Post-IPO Equity Incentive Plan
•
All outstanding options are vested as of the date hereof, for illustrative purposes only

Illustrative Fully Diluted Share Count
Share Count	As of March 31, 2026
Class A common shares (publicly traded and registered) (1)	62,638,441
Class B common shares (high-vote shares)	5,200,000
Class C common shares (2)	50,018,697
Common Shares Outstanding	117,857,138
Liquidity Event Plan Class C common shares (3)	5,000,000
Bolton Partners Class C Share Allocation	4,224,960
Class C Common Shares Subject to Vesting or Delayed Delivery	9,224,960
Total Common Shares	127,082,098
Net Shares subject to Equity-Based Compensation Plans(4)	32,332,941
Fully Diluted Share Count	159,415,039
(1)
Includes 590,000 vested RSUs from the Post-IPO Equity Incentive Plan.
(2)
Includes 2,500,000 vested Class C common shares from the Liquidity Event. Plan
(3)
As of March 31, 2026, 2,500,000 of the Liquidity Event Plan Class C common shares had vested.
(4)
See the illustrative calculation below for how this figure is calculated. Assumes the net exercise at their weighted average strike price of all options granted under our Legacy Plan, all options granted under our Post-IPO Equity Incentive Plan and all restricted stock units granted under our Post-IPO Equity Incentive Plan.

17

Weighted-average strike price

Earnings Release 1Q26

	Common Shares issuable upon exercise				Net Shares(1) (2)
Legacy Plan	37,745,312	X	(US$35.00 - US$5.74)	=	31,551,803
			US$35.00
Post-IPO Equity Incentive Plan Options	4,090,000	X	(US$35.00 - US$32.90)	=	245,471
			US$35.00
Post-IPO Equity Incentive Plan RSUs	535,667		=		535,667
Net Shares subject to Equity-Based Compensation Plans					32,332,941
(1)
Net share numbers have been rounded down to the nearest whole share.
(2)
For illustrative purposes we are assuming all options are exercised into Class A common shares but note that options under our Legacy Plan are exercisable for Class C common shares. All our Class C common shares are subject to a liquidity lock-up that expires on August 6, 2026 (subject to exceptions).

The example above is provided for illustrative purposes only. The number of common shares outstanding would change if the strike price of the specific option being exercised were higher or lower than the weighted average strike price assumed for this exercise and/or if the market price for our Class A common shares was higher or lower at the time of exercise than the assumed price.

18

Earnings Release 1Q26

Appendix 2: Share-Based Payment Expense

The tables and explanatory text below provide a breakdown of the expenses associated with stock options and restricted shares granted under the Legacy Plan, the Post-IPO Equity Incentive Plan, and the Liquidity Event Plan.

All our share-based compensation plans were previously fully disclosed in our offering documents and public filings, including in our annual report on Form 20-F for the year ended December 31, 2025, for the year ended December 31, 2024 and for the year ended December 31, 2023 filed with the U.S. Securities Exchange Commission (the “SEC”), each of which is available on the SEC’s website (www.sec.gov) and on our investor relations website.

The previously disclosed Liquidity Event Plan in the aggregate amount of 7.5 million Class C common shares was subject to formal assignment and delivery. On June 24, 2025, Tiendas 3B formally granted the 7.5 million Class C common shares to the Liquidity Event Plan participants. Our board of directors also determined it was in the best interest of the Company primarily in relation to talent retention to subject the award to quarterly vesting over a three-year period. The corresponding expense will be recognized during such three-year period beginning in the third quarter of 2025 using a graded vesting model (accelerated expense recognition) with a corresponding increase to equity.

Under IFRS, the cost of this award is recognized as a non-cash expense in the profit and loss statement, even though the award is equity-settled. The fair value of the grant is determined at the grant date, and for awards with vesting conditions, the expense is recognized over the applicable vesting period. To improve investors’ understanding of how we recognize the non-cash expenses associated with each of our share-based payment arrangements, we are including below our current expectations for non-cash share-based payment expenses per program from 2025 until 2028. We note however, that these figures may vary slightly from initial estimates due to the actual vesting of the awards.

It is important to note that the formal grant of these awards and vesting schedule does not result in any additional dilution beyond what was previously disclosed and is already reflected in our fully diluted share count, discussed in Appendix 1. Additionally, the estimated share-based payment expense reflected in the table below only considers awards granted as of today. The Company may grant additional awards under the 2024 Equity Incentive Plan as administered by the Company’s compensation committee (or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors).

19

Earnings Release 1Q26

Projected Share-Based Payment Non-Cash Expense(1)

(In Ps. Million)

	Projected
Breakdown	2Q26E	3Q26E	4Q26E	FY26E	FY27E	FY28E	FY29E
Legacy Plan	57	58	58	230	117	45	-
Post-IPO Equity Incentive Plan - Options	133	134	134	532	278	143	50
Post-IPO Equity Incentive Plan - RSUs	63	63	63	252	17	-	-
Total	253	255	255	1,013	412	188	50
Liquidity Event Plan Shares	373	298	235	1,378	470	28	-
Total	626	554	490	2,391	882	216	50
(1)
Expense is recognized on a non-linear basis using a graded vesting method, being higher at the start of the period and decreasing over time.

20

SIGNATURE

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026

BBB Foods Inc.

By:	/s/ Eduardo Pizzuto
	Name:	Eduardo Pizzuto
	Title:	Chief Financial Officer